EX-99.77D: Policies with respect to security investment

(g)(1) Effective September 16, 2011, the Government Select Portfolio’s investment strategy was changed to permit the Portfolio, under unusual circumstances, as when appropriate securities that are exempt from state taxes are unavailable, to invest in non-exempt U.S. government securities and cash equivalents, including repurchase agreements.